Filed by Sinclair Broadcast Group, Inc.

Pursuant to Rule 425 Under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Tribune Media Company

Commission File No.: 001-08572

May 11, 2017

Sinclair / Tribune Combination Overview 1 $31mm in cash income in 2016 Value is fully taxed Use proceeds to delever Career Builder (32% ownership) and Real Estate Monetize over 18-24 months Tribune Media components Financial metrics $6.6bn Enterprise Value $650mm to $700mm $1.6bn to $1.8bn Overall 40%+ pro forma FCF/share accretion Food Network (31% ownership) Open to retaining or monetizing 42 TV stations in 33 markets covering 44%+ of U.S. WGNA distributed in 80mm U.S. households $180mm 2017E cash distribution High power ratio1 provides room for affiliate revenue growth At least $650mm pro forma average 2017/2018 EBITDA 6.3x – 6.7x multiple Significant discount to current SBGI trading multiple $4.1bn to $4.4bn 1 Defined as average 24 hour rating divided by affiliate revenue per average sub/month